

June 24, 2015

Via E-mail
Mr. Jerome S. Griffith
President and Chief Executive Officer
Tumi Holdings, Inc.
1001 Durham Ave.
South Plainfield, NJ 07080

> **Re:** **Tumi Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed on February 27, 2015**
> **Response dated June 19, 2015**
> **File No. 001-35495**

Dear Mr. Griffith:

We have reviewed your June 19, 2015 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2015 letter.

Financial Statement Components

Operating expenses, page 46

1. We note in your response to comment 3 of our letter dated June 5, 2015 that the "shipping and distribution costs" referenced in your Form 10-K do not represent "shipping" or "handling" costs within the meaning outlined in ASC 605-45-20, but rather, represent warehousing costs. Please tell us the type(s) of costs that are classified within warehousing costs, including whether it includes outbound freight and any associated labor costs. To the extent that outbound freight costs are significant and not included in cost of sales, please tell us how you considered the disclosure requirements in ASC 605-45-50-2.

   You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or John Archfield, Staff Accountant, at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

              Sincerely,

              /s/Craig Arakawa for

              Tia L. Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel, and
              Mining